Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(h) of the Investment
Company Act of 1940
[ o ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

Table of Contents

General Information
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
Explanation of Responses
Signature

General Information

1. Name and Address of Reporting Person
Verges	Philip
(Last)	(First)	(Middle)
14860 Montfort Drive Suite 210
Dallas,Texas 75240

2. Issuer Name and Ticker or Trading Symbol
IPVoiceCommunications, Inc. (IPVC)

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for ( Month/Day/Year )
10 /25 /2002

5. If Amendment, Date of Original (Month/Day/Year)
6/19/2002

6. Relationship of Reporting Person(s) to Issuer
[ x ] Director
[ x ] 10% Owner
[ x ] Officer: Cheif Executive Officer
[ o ] Other:

7. Individual or Joint/Group Filing
[ x ] Form filed by One Reporting Person
[ 0 ] Form filed by More than One Reporting Person
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Non - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)

2A. Deemed Execution Date, if any	3. Transaction Code (Instr. 8)
(Month/Day/Year)	a	Code	V

4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
.	Amount	( A ) or ( D )	Price	Explanation of Responses

5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)

6. Ownership Form: Direct ( D ) or Indirect ( I ) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)		2. Conversion or Exercise Price of Derivative Security
(1)	Common Stock	.003

3. Transaction Date		3 A. Deemed Execution Date, if any
	(Month/Day/Year)	(Month/Day/Year)
(1)	10/25/ 2002

4. Transaction Code (Instr. 8)			5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
a	Code	V	( A )	( D )
	P		60,000,000

6. Date Exercisable and Expiration Date (Month/Day/Year)
a	Date Exercisable	Expiration Date	.
(1)	7/ 30/ 2002	December/ 19/ 2002	.

7. Title and Amount of Underlying Securities (Instr. 3 and 4)
a	Title	Amount or Number of Shares	.
(1)	Common Stock	60,000,000	.

8. Price of Derivative Security (Instr. 5)			9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)
a	Price	Explanation of Responses	a
	.003		None

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)		11. Nature of Indirect Beneficial Ownership (Instr. 4)

(1)	I	*

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Explanation of Responses:

* Note Payable Vergetech, of which Mr. Verges is the controlling party.

/s/ Philip Verges	11/ 05/ 2002
Signature of Reporting Person	Date
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